SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Results of Annual General Meeting of Coca-Cola HBC AG and election of Anastasios I. Leventis, Christo Leventis, José Octavio Reyes and John P. Sechi as Non-Executive Directors

Zug, Switzerland - 26 June 2014 -Coca-Cola HBC AG ("Coca-Cola HBC") today announces that all of the proposals of the Board of Directors (the "Board") set out in the notice of the annual general meeting ("AGM") dated 28 May 2013 were duly passed by the requisite majority of shareholders at its AGM held on Wednesday 25 June 2014. The final results are set out below. A copy of the resolutions passed at the AGM has also been submitted to the National Storage Mechanism and will be available for inspection at http://www.morningstar.co.uk/uk/NSM and on Coca-Cola HBC's website at www.coca-colahellenic.com

Following the retirement of Anastasios P. Leventis, Haralambos K. Leventis, John Hunter and Stefan F. Heidenreich from the Board as of the AGM, Coca-Cola HBC's shareholders elected Anastasios I. Leventis, Christo Leventis, José Octavio Reyes and John P. Sechi as non-executive directors. Biographies of the new non-executive directors can be found at www.coca-colahellenic.com.

In addition, the AGM approved amendments of the articles of association of Coca-Cola HBC in order to address the requirements of new Swiss legislation, the Swiss ordinance against excessive compensation in listed companies, which is aimed at curbing excessive executive compensation and strengthening shareholders' powers. The AGM also approved a dividend of EUR 0.354 per share to be paid out of capital contribution reserves. The full amount of EUR 0.354 per share will be paid on 29 July 2014 to holders of ordinary shares on the record date of 11 July 2014. The shares are expected to be traded ex-dividend as of 9 July 2014, in which case the last day on which the shares may be traded with the entitlement to receive dividends will be 8 July 2014.

Final ballot results

Proposal		Votes For	% (1)	Votes Against	% (1)	Abstentions cast	% (1)	Total votes cast	Votes not cast(2)	% (1)	Voting rights represented (%)(3)
1.	Receipt of the 2013 UK Annual Report and the 2012/2013 Report on Financial Statements and Other Information Required under Swiss Law, as well as approval of the annual management report, the stand-alone financial statements and the consolidated financial statements	240,740,505	99.76%	30,973	0.01%	563,257	0.23%	241,334,735	0	0%	100%
2.	Advisory vote on the Remuneration Report	207,182,638	85.85%	34,022,514	14.10%	129,583	0.05%	241,334,735	0	0%	100%
3.	Advisory vote on the Remuneration Policy	196,763,944	81.53%	39,583,175	16.40%	4,987,616	2.07%	241,334,735	0	0%	100%
4.	Appropriation of reserves / declaration of dividend	241,209,981	99.95%	283	0.00%	124,471	0.05%	241,334,735	0	0%	100%
5.	Discharge of the members of the Board of Directors and the members of the Operating Committee	241,087,664	99.90%	7,805	0.00%	239,266	0.10%	241,334,735	0	0%	100%
6.	Amendment of Articles of Association	202,068,626	83.73%	39,023,624	16.17%	242,485	0.10%	241,334,735	0	0%	100%
7.1.1.	Re-election of George A. David as a member of the Board of Directors and election as the Chairman of the Board of Directors (in a single vote)	237,566,663	98.44%	3,643,813	1.51%	124,259	0.05%	241,334,735	0	0%	100%
7.1.2.	Re-election of Antonio D'Amato as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)	240,111,456	99.50%	1,097,780	0.45%	125,499	0.05%	241,334,735	0	0%	100%
7.1.3.	Re-election of Sir Michael Llewellyn-Smith as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)	239,208,431	99.12%	2,000,810	0.83%	125,494	0.05%	241,334,735	0	0%	100%
7.1.4.	Re-election of Susan Kilsby as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)	241,175,684	99.94%	33,557	0.01%	125,494	0.05%	241,334,735	0	0%	100%
7.1.5.	Re-election of Dimitris Lois as a member of the Board of Directors	241,050,757	99.88%	158,796	0.07%	125,182	0.05%	241,334,735	0	0%	100%
7.1.6.	Re-election of Anastassis G. David as a member of the Board of Directors	238,709,787	98.91%	2,500,689	1.04%	124,259	0.05%	241,334,735	0	0%	100%
7.1.7.	Re-election of Irial Finan as a member of the Board of Directors	238,856,385	98.98%	2,352,571	0.97%	125,779	0.05%	241,334,735	0	0%	100%
7.1.8.	Re-election of Christos Ioannou as a member of the Board of Directors	241,177,424	99.94%	33,187	0.01%	124,124	0.05%	241,334,735	0	0%	100%
7.1.9.	Re-election of Nigel Macdonald as a member of the Board of Directors	240,570,602	99.69%	638,621	0.26%	125,512	0.05%	241,334,735	0	0%	100%
7.2.1.	Election of Anastasios I. Leventis as a member of the Board of Directors	239,326,767	99.17%	1,885,404	0.78%	122,564	0.05%	241,334,735	0	0%	100%
7.2.2.	Election of Christo Leventis as a member of the Board of Directors	239,326,507	99.17%	1,885,664	0.78%	122,564	0.05%	241,334,735	0	0%	100%
7.2.3.	Election of José Octavio Reyes as a member of the Board of Directors	239,322,344	99.17%	1,885,697	0.78%	126,694	0.05%	241,334,735	0	0%	100%
7.2.4.	Election of John P. Sechi as a member of the Board of Directors	240,581,929	99.69%	626,962	0.26%	125,844	0.05%	241,334,735	0	0%	100%
8.	Election of the independent proxy	241,210,280	99.95%	10	0.00%	124,445	0.05%	241,334,735	0	0%	100%
9.1.	Re-election of the statutory auditor	241,210,489	99.95%	20	0.00%	124,226	0.05%	241,334,735	0	0%	100%
9.2.	Advisory vote on re-appointment of the independent registered public accounting firm for UK and US purposes	241,178,854	99.94%	30,520	0.01%	125,361	0.05%	241,334,735	0	0%	100%
9.3.	Re-election of the audit expert for audits of capital increases	241,210,331	99.95%	43	0.00%	124,361	0.05%	241,334,735	0	0%	100%

(1) Percentages refer to applicable majority. Proposals 1-5 and 7.1.1-9.3 require approval by an absolute majority of the votes validly cast. Proposal 6 requires approval by a majority of two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented.

(2) Votes represented at the AGM but not (or not validly) cast.

(3) Shares represented at the AGM for each proposal as a percentage of Coca-Cola HBC's outstanding voting rights, whether exercisable or not. As at the date of the AGM, Coca-Cola HBC's issued share capital consisted of
     367,747,133 ordinary shares, of which 14,925 ordinary shares are held by Coca-Cola HBC AG and 3,430,135 shares are held by its subsidiary, Coca-Cola Hellenic Bottling Company S.A., in treasury. Accordingly, the total number of outstanding voting rights in Coca-Cola HBC, whether exercisable or not, was 364,302,073.

Enquiries

Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 dimitris.bakas@cchellenic.com
International media contact: StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact: V+O Communications Argyro Oikonomou	Tel: +30 211 7501219 ao@vando.gr

About Coca-Cola HBC

Coca-Cola HBC is the second-largest bottler of the brands of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 585 million people. Coca-Cola HBC offers a diverse range of non-alcoholic ready to drink beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC's American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 June 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development